Exhibit 11
BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended

	Mar 31 2006	Apr 1 2005

Basic:
Average shares outstanding	19,260,751	19,197,476

Net Income	$5,227,000	$4,286,000
Per share amount	$0.27	$0.22

Diluted:
Average shares outstanding	19,260,751	19,197,476
Dilutive stock options based on the treasury stock method using average market price	317,133	214,084

Totals	19,577,884	19,411,560

Net Income	$5,227,000	$4,286,000
Per share amount	$0.27	$0.22

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